Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago (Chile), May 13th, 2021

Messrs.

Joaquín Cortez Huerta

President

Commission for the Financial Market

(Comisión para el Mercado Financiero)

Dear Sirs:

The undersigned, on behalf of the closely held corporation (sociedad anónima cerrada) named Celulosa Arauco y Constitución S.A. (the “Company”), both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Santiago, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby communicates to you the following material information concerning the Company and its businesses, pursuant to the provisions of article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Caracter General) No. 30, issued by the Commission for the Financial Market:

Late yesterday, Forestal Arauco S.A., a subsidiary of the Company, executed a master agreement (the “Master Agreement”), by means of which it agreed to sell to Vista Hermosa Inversiones Forestales SpA, a company controlled by BTG Inversiones Forestales Fondo de Inversión, managed by BTG Pactual Chile S.A. Administradora General de Fondos, 461 forest properties that include a total of 80,489 hectares, of which 61,742 are productive hectares, for a total price of US$385,500,000 (three hundred and eighty-five million five hundred thousand United States dollars), plus the corresponding Value Added Tax (“VAT”). At the closing of the transaction, the price corresponding to 431 properties will be paid, while the price of the remaining 30 properties will be paid subject to satisfaction, for each such property, of certain specific conditions within the months following the closing; all of the above according to the procedure established in the Master Agreement.

The closing of the transaction is subject to compliance with conditions precedent that are customary for this type of transactions, including the authorization by the antitrust authorities.

Once all the conditions have been met, the parties will proceed to executed the sale and deed for each property and, additionally, timber supply and preferential right purchase agreements, a firefighting services agreement and an agreement for transitional services for the management of operational tasks, among other documents.

It has been preliminarily estimated that, should closing of the transaction occur, it will have a generate a gain for 2021 or 2022, depending on the closing date, of approximately US$192,500,000 (one hundred ninety-two million five hundred thousand United States dollars) after taxes, as a result of the sale of all the properties.

Very truly yours,

/s/ Matías Domeyko Cassel

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

- Syndicates